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SEC FILE NUMBER
8- 30426

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Colonial Drive, Suite 100
(No and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President	407-423-7620
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson & Hostetter, LLP
(Name - *if individual state last, first, middle name*)

110 East Hillcrest Street	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Republic Securities of America, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

PAULA C. SATCHER
Notary Public, State of Florida
My comm. expires Sept. 17, 2010
No. DD574716
Bonded thru Ashton Agency, Inc. (800)451-4854

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for broker dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. ("the Company") as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 25, 2008, on our consideration of the Company's internal control.

Graham, Cottrill, Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 25, 2008

REPUBLIC SECURITIES OF AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 34,358
Total assets	$ 34,358

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$ —
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	24,100
Retained earnings	9,258
Total stockholders' equity	34,358
Total liabilities and stockholders' equity	$ 34,358

The Accompanying Notes Are An Integral
Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2007

REVENUES:	
Commission income	$ 660,900
Other income	35,000
Interest income	409
Total revenues	696,309
EXPENSES:	
Professional fees	10,363
Bonding and other expenses	1,020
Regulatory fees and expenses	10,303
Taxes and licenses	950
Due diligence services	115,000
Total expenses	137,636
NET INCOME	$ 558,673

The Accompanying Notes Are An Integral
Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE, January 1, 2007	$1,000	$24,100	$ 5,185	$ 30,285
Distributions	—	—	(554,600)	(554,600)
Net income	—	—	558,673	558,673
BALANCE, December 31, 2007	$1,000	$24,100	$ 9,258	$ 34,358

The Accompanying Notes Are An Integral Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 558,673
Net cash flows from operating activities	558,673
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(554,600)
Net cash flows from financing activities	(554,600)
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,073
CASH AND CASH EQUIVALENTS – Beginning of year	30,285
CASH AND CASH EQUIVALENTS – End of year	$ 34,358

The Accompanying Notes Are An Integral
Part Of These Financial Statements

NOTE A – NATURE OF OPERATIONS

Republic Securities of America, Inc. ("the Company"), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as authorized by the National Association of Securities Dealers.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income taxes

Pursuant to Section 1362(a) of the Internal Revenue Code, the Company has elected to be taxed as an S-Corporation whereby items of income or loss are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.

During the year ended December 31, 2007, the Company received commission income from two contracts to provide broker-dealer services which comprised 100% of its commission income.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in rule 15c3-1, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $34,358, which was $29,358 in excess of its required net capital of $5,000. The Company's net capital ratio is .00 to 1.

In addition, rule 15c3-1(d) also provides that the ratio of subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2007.

NOTE E – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2007.

NOTE F – RELATED PARTY TRANSACTIONS

The Company provided broker-dealer services to two limited partnerships during the year ended December 31, 2007. The stockholders of one of the general partners of the limited partnerships are the same as the stockholders of the Company. Commission income received from these limited partnerships amounted to $660,900 during the year ended December 31, 2007.

The Company entered into an arrangement with a related party, the owners of which are the same as the stockholders of the company for the performance of certain due diligence procedures. The Company paid this related party $115,000 during the year ended December 31, 2007. This amount has been included as "due diligence services" on the statement of operations.

REPUBLIC SECURITIES OF AMERICA, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2007

NET CAPITAL:	
Total stockholders' equity	$ 34,358
Less: Stockholders' equity not allowable for net capital	—
Total stockholders' equity qualified for net capital	34,358
Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital	—
Total capital and allowable subordinated liabilities	34,358
Less: Total non-allowable assets	—
Net capital before haircuts on securities positions	34,358
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)	—
Net capital	$ 34,358
AGGREGATE INDEBTEDNESS	$ —
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500%	$ 29,358
Excess net capital at 1,000%	$ 34,358
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Material differences do not exist between the computation of net capital contained in this report and the most recent unaudited computation included in Part IIA of the Focus Report filed by the Company as of December 31, 2007.

REPUBLIC SECURITIES OF AMERICA, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

Based on the audit of the statement of financial condition and review of rule 15c3-3 under the Securities Exchange Act of 1934, management believes the Company is in compliance with the conditions of exemption and does not have a reserve requirement at December 31, 2007.

REPUBLIC SECURITIES OF AMERICA, INC.

SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2007

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2007. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Republic Securities of America, Inc. ("the Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, errors or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting

principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We noted no matters involving internal control over financial reporting and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be distributed to other parties or used for any other purposes.

Graham, Cottrill, Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 25, 2008

END